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                                  UNDERTAKING

                    T. ROWE PRICE INTERNATIONAL FUNDS, INC.
                        ON BEHALF OF ITS SEPARATE SERIES
              T. ROWE PRICE INTERNATIONAL BOND FUND ("REGISTRANT")
                             33 ACT NO.: 002-65539


     The Registrant hereby undertakes to file the opinion of counsel supporting the tax consequences of the proposed reorganization between the Registrant and
T. Rowe Price Global Bond Fund within a reasonable period of time after receipt of the opinion of counsel.